

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2015

Mail Stop 4720

<u>Via E-mail</u>
Stephen H. Belgrad
Executive Vice President and Chief Financial Officer
OM Asset Management plc
5th Floor, Millennium Bridge House
2 Lambeth Hill
London EC4V 4GG, United Kingdom

> **Re: OM Asset Management plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed November 10, 2015**
> **File Nos. 001-36683**

Dear Mr. Belgrad:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014</u>

<u>Item 8. Financial Statements and Supplementary Data, page 104</u>

<u>Note 21 – Funds' Derivatives and Hedging, page 159</u>

1. We note that certain of your derivative contracts are subject to master netting arrangements. Please revise your future filings to disclose the information required by paragraphs ASC 210-20-50-1 through 210-20-50-6 for all of your derivatives. Refer also to ASC 815-10-50-7A.

Item 15. Exhibits, Financial Statements Schedules, page 171

(3) Exhibits, page 171

2. Please revise your future filings to include an exhibit that discloses your consolidated subsidiaries. Refer to Item 601(b)(21) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Item 1. Financial Statements, page 3

Note 11 – Accumulated Other Comprehensive Income, page 22

3. Please revise your future filings to show the tax effects of each component of accumulated other comprehensive income ("AOCI") and reclassifications from AOCI into earnings. Refer to ASC 220-10-45-11 through 45-17.

Note 12 – Derivatives and Hedging, page 22

4. We note that in July 2015 you entered into a Treasury rate lock contract that is accounted for as a cash flow hedge. Please revise your future filings to disclose the following:
   - The financial instrument hedged and related notional amount;
   - A description of how this cash flow hedge will impact your future cash flows (e.g. fixed for variable cash flows);
   - The location and amount of any gain or loss reclassified from accumulated other comprehensive income into earnings (effective portion); and
   - The location and amount of any gain or loss recognized in earnings (ineffective portion and any amount excluded from effectiveness testing), if applicable.

   Refer to ASC 815-10-50-1 through 50-4E.

Item 2. Management's Discussion and Analysis of financial Condition and results of Operations, page 24

Summary Results of Operations, page 28

5. We note that you disclose in your table under "Other Operational Information," the annualized revenue impact of net client cash flows. Please address the following:
   - Provide us with an illustrative example of your computation.
   - Revise your disclosure in future filings to explain how you use this measure and why it is useful to your investors.
   - Tell us what consideration you gave to Item 10(e) of Regulation S-K and whether this measure represents a Non-GAAP measure.
   - In addition to the exclusion of market appreciation/(depreciation), tell us and revise your disclosure in future filings if necessary, if there are any other limitations to this measure.

- Tell us what consideration you gave to Item 10(b) of Regulation S-K and whether this measure represents a projection.

6. We note that your ENI revenue (and other ENI measures) excludes extraordinary performance fees, net of associated expenses and taxes. Your reconciliation on page 44 however, refers to the exclusion as "other non-core ENI revenue". Please explain to us, and revise in your future filings to clarify the following:

   - Discuss what the extraordinary performance fees represent;
   - Discuss what the associated expenses represent and why it is appropriate to present performance fee revenue net of such expenses; and
   - Explain why you classify the performance fees as extraordinary. In this regard, reconcile your explanation with your revenue recognition policy as discussed in your 10-K.

Assets Under Management, page 29

7. We note from your disclosure on page 26 that as of September 30, 2015 approximately $52 billion, or 29% of your AUM in consolidated Affiliates, are in accounts with incentive fee or carried interest features. Please revise your future filings to provide readers with a meaningful understanding of the performance of each of your significant funds (by strategy). Your disclosure should include, preferably in tabular format and without limitation, the following information:

   - Identify each significant fund within each of your fund strategies (e.g. U.S. equity, Global/non-U.S. equity, fixed income funds, and Alternative, real estate & Timber), along with its inception date and maturity date or contractual end date;
   - Disclose the current net asset value and the related performance fee/carried interest recognition threshold (if applicable);
   - Disclose the amount the fund needs to distribute to its investors as a return of capital and a preferred return (if applicable) before you are entitled to receive a performance fee/carried interest from the fund;
   - Identify the gains needed to cross the performance fee/carried interest thresholds, and/or percentages above or below the performance fee/carried interest thresholds; and
   - Disclose the amount of performance fee/carried interest recognized in income to date, and the amount subject to clawback, if any.

U.S. GAAP Results of Operations for the Three and Nine Months Ended September 30, 2015 and 2014, page 35

Performance Fees, page 37

8. We note that your performance fees increased to $55.5 million for the nine months ended September 30, 2015 from $5.3 million for the nine months ended September 30, 2014. Please revise your disclosure in future filings to provide a more granular discussion of the specific factors that caused the increase. For example, identify the specific funds that reached their contractual terms and triggered revenue recognition.

<u>Non-GAAP ENI Results of Operations for the Three and Nine Months Ended September 30, 2015 and 2014, page 43</u>

9. We note your presentation of comparative full Non-GAAP income statements. Considering that you provide Non-GAAP reconciliations throughout pages 40 through 49, tell us what consideration you gave to excluding the full Non-GAAP income statements from your interim and annual reports (including your 8-Ks). See Question 102.10 of the Division's "Non-GAAP Financial Measures" Compliance and Disclosure Interpretations, available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at 202-551-3724 or me at 202-551-3872 with any questions.

Sincerely,

/s/ Hugh west

Hugh West
Accounting Branch Chief
Office of Financial Services